KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Suite 3300 Commerce Court West	Internet	www.kpmg.ca
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Registry, Government of Northwest Territories
Nova Scotia Securities Commission
Registrar of Securities, Government of Nunavut
Ontario Securities Commission
Prince Edward Island Securities Office
Autorité des marchés financiers
Saskatchewan Financial Services Commission — Securities Division
Registrar of Securities, Government of Yukon Territory

Dear Sirs:
Bank of Montreal (the “Bank”)
We refer to the short form base shelf prospectus of the Bank dated February 13, 2004 relating to the issue of up to $4,000,000,000 of debt securities (subordinated indebtedness), Common Shares and Class A and B Preferred Shares (the “Prospectus”) and the prospectus supplement dated February 13, 2004 relating to a Medium-Term Note Program of the Bank, pursuant to which the Bank may offer up to $3,000,000,000 of Medium-Term Notes (subordinated indebtedness), and the deemed incorporation of the News Release of the Bank’s Third Quarter 2005 Results as at and for the three-month and nine-month periods ended July 31, 2005 (the “News Release”).
We are the auditors of the Bank and under the date of November 23, 2004 we reported on the following consolidated financial statements which are deemed to be incorporated by reference in the Prospectus:
•	Consolidated balance sheet as at October 31, 2004.

•	Consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended October 31, 2004.
Under the date of November 25, 2003, we reported, jointly with PricewaterhouseCoopers LLP, on the following consolidated financial statements which are incorporated by reference in the Prospectus:

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

•	Consolidated balance sheet as at October 31, 2003.

•	Consolidated statements of income, changes in shareholders’ equity and cash flow for the year ended October 31, 2003.
The Prospectus is deemed to include the following unaudited, interim consolidated financial statements of the Bank:
•	Consolidated balance sheet as at July 31, 2005.

•	Consolidated statements of income and cash flows for the three-month and nine-month periods ended July 31, 2005, with comparative figures for the corresponding periods in the preceding year.

•	Consolidated statement of changes in shareholders’ equity for the nine-month period ended July 31, 2005 with comparative figures for the corresponding period in the preceding year.
We have not audited any financial statements of the Bank as at any date or for any period subsequent to October 31, 2004. Although we have performed an audit for the year ended October 31, 2004 and we have performed an audit, jointly with PricewaterhouseCoopers, for the year ended October 31, 2003, the purpose and therefore the scope of these audits was to enable us, solely for the year ended October 31, 2004 and jointly with PricewaterhouseCoopers for the year ended October 31, 2003, to express opinions on the consolidated financial statements as at October 31, 2004 and 2003 and for the years then ended, but not on the unaudited financial statements for any interim period within those years. Therefore, we are unable to and do not express any opinion on the financial position, results of operations, or cash flows as of any date or for any interim period within those years or subsequent to October 31, 2004.
We have, however, performed review procedures on the above-mentioned unaudited, interim consolidated financial statements of the Bank as at July 31, 2005 and for the three- and nine-month periods ended July 31, 2005 and 2004. We performed our procedures in accordance with Canadian generally accepted standards relating to unaudited interim financial statements in a prospectus. Such procedures consist principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. These procedures are substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. These procedures do not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.
Based on the results of these procedures, we are not aware of any material modification that needs to be made for these unaudited consolidated financial statements included in the News Release to be in accordance with accounting principles generally accepted for interim reporting purposes in Canada.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions based on this letter.
Yours very truly,
Toronto, Canada

August 23, 2005